Mail Stop 4561

April 28, 2009

By U.S. Mail and facsimile to (858) 309-6977.

Mr. Paul Grinberg
Executive Vice President, Chief Financial Officer and Treasurer
Encore Capital Group, Inc.
8875 Aero Drive, Suite 200
San Diego, CA 92123

> **Re: Encore Capital Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 11, 2009**
> **File No. 000-26489**

Dear Mr. Grinberg:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments and provide us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ended December 31, 2008
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 24

1.   Please revise your future filings to include a discussion of the volume of the receivables historically purchased from Jefferson Capital from inception of the purchase agreement as compared to the total volume of receivables purchased during that timeframe. Additionally, please revise to disclose the impact that your decision to discontinue the purchase of receivables from them has had on your

current period financial statements and how this may impact the volume of receivable purchases in the future.

Consolidated Financial Statements

2.   Your balance sheet format appears to loosely follow the guidance of Article 9 of Regulation S-X; however, your statement of operations does not appear to comply with the guidance of Article 5 or Article 9 of Regulation S-X. Please tell us which Article you determined to apply to your financial statement presentation and how you determined that your presentations complied with that Article. Tell us how you considered the guidance of Staff Accounting Bulletin Topic 11:K in making that determination. In future filings, please revise your financial statements as necessary to more comprehensively comply with the applicable guidance of Article 5 or Article 9.

Note 1: Ownership, Description of Business and Significant Accounting Policies
Investment in Portfolio Receivables, page F-7

3.   Please revise your future filings to disclose how you determine any subsequent impairment for your purchased pools of loans subject to SOP 03-3. Please clarify whether you measure these loans for impairment under SFAS 5 or SFAS 114, and clarify how you considered current trends in your portfolio for all periods presented. For example, on page 26 you disclose that you cannot presently determine the future impact of the current economic conditions and therefore you have not recorded a related additional impairment, however, on page 31 you state that current economic conditions will have some negative impact on customers' ability to pay and you recorded an impairment provision in 2007 to reflect your estimated reduction in cash flows as a result.

Deferred Revenue, page F-8

4.   Considering the materiality of your bankruptcy services to your net income, please revise your future filings to more clearly disclose the terms of the servicing arrangements Ascension provides for both the Chapter 7 accounts and the Chapter 13 accounts. Please revise your future filings to provide a discussion of whether these services are sold together, separately, or both, and include a description of the performance, payment, cancellation and refund provisions, if any. Refer to paragraph 18 of EITF 00-21.

5.   You state on page F-8 that litigation deliverable for Chapter 7 accounts is recognized based on the historical percentage of accounts litigated over the average duration of an account (which you disclose as seven months). You also state on page F-8 that "Given the nature and duration of a Chapter 13 proceeding, the monthly servicing deliverable provided is considered 'delivered' each month

and revenue is recognized ratably, including any upfront fees received by the Company, over the time the services are provided. The litigation deliverable is recorded as an 'as incurred' event with revenue recognized based on the historical percentage of accounts litigated over the average duration of an account." Tell us how you determined the timing of your revenue recognition was appropriate under GAAP. Tell us the authoritative literature relied on for each of your Chapter 7 and Chapter 13 revenue streams. Tell us how you considered the guidance of Staff Accounting Bulletin Topic 13.

Forward Flow Asset, page F-8

6.   We note that you allocate a portion of the forward flow asset to your purchases based on the proportion of the current purchase to the total purchase commitment, as adjusted for the time value of money. Please revise your future filings to disclose the adjustments made due to the time value of money, as well as the discount rate and term used to determine such amounts.

7.   We note that your remaining purchase commitment under this agreement was $51.3 million. Considering the significant amount of purchases made under this agreement, please tell us why there has not been a proportional decrease in the forward flow asset. For example, the original purchase commitment was $3 billion and has $51.3 million remaining, yet the forward flow asset, initially recorded at $42.5 million, has a remaining balance of $10.3 million.

8.   Please tell us how you initially determined the value of the forward flow asset when you entered into the agreement with Jefferson Capital. Since it appears that you are no longer purchasing loans from Jefferson Capital and therefore your future cash flows related to the forward flow asset appear to be zero, please tell us in detail how you determined that no impairment should be recorded related to this asset. We may have further comment based on your response.

9.   We note your statement on page F-12 that you do not determine the fair value of the forward flow asset due to the excessive costs that would be incurred in doing so. Please tell us the nature of these costs, quantifying them where possible. To the extent you believe measuring the fair value of the forward flow asset is an undue burden, please provide support for your determination.

Identifiable Intangible Assets and Goodwill, page F-9

10.   Considering that you have stopped purchasing loans from Jefferson Capital and that the litigation discussed on page F-30 affects many of the receivables purchased from Jefferson, please revise to disclose how you determined that the portion of goodwill recorded as a part of the purchase of certain of the assets of Jefferson Capital was not impaired.

Note 8: Debt
Derivative Instruments, page F-22

11.   Please tell us and revise your future filings to address the following related to
        your cash flow hedges:

        a. Tell us how you determined that these hedging relationships met all of the
            criteria of paragraphs 28-29 of SFAS 133 to qualify as cash flow hedges.

        b. For each hedging relationship, identify whether you use the long-haul
            method, the short-cut method, or matched terms to assess the effectiveness
            of that hedge. If you use a long-haul method, please disclose the method
            used to assess hedge effectiveness.

        c. For any hedges for which you apply the short cut method of assessing
            hedge effectiveness, tell us in detail how you determined that such hedges
            met the specific conditions of paragraph 68 of SFAS 133 to qualify for
            such treatment.

        d. Tell us and revise to disclose whether the revolving credit facility is
            prepayable, and tell us how you considered this in your hedge designation
            and assessment of effectiveness.

        e. We note that you have the option of paying two different variable rates on
            this facility. Further, we note that the interest rate may change depending
            on the company's leverage. Please tell us whether the interest rate swaps
            contain the same options and how you consider these features in your debt
            when assessing hedge effectiveness.

        We may have further comment based on your response.

                                        * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a cover letter that keys your response to
our comments, indicates your intent to include the requested revisions in future filings,
includes your proposed disclosure revisions and provides any requested supplemental
information. Please understand that we may have additional comments after reviewing
your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all

information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding these comments may be directed to Rebekah Blakeley Moore at (202) 551-3303 or me at (202) 551-3494.

Sincerely,

Kevin W. Vaughn
Branch Chief